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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 MM/DD/YY AND ENDING 12/31/18 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. PHILLIPS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 NW 63RD STREET, SUITE 500
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMPSON S. PHILLIPS, JR. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8750 N CENTRAL EXPRESSWAY, STE. 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thompson S. Phillips, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN L. COKER
Notary Public
State of Oklahoma
Commission # 17005014 Expires 05/30/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2019

We have served as the Company's auditor since 2016.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$	593,250
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		206,884
Other receivables		2,960
Prepaid expenses and deposits.		53,433
Furniture and equipment, net		212,210
	$	1,168,737

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	262,145
Deferred rent payable		15,375
Deferred lease incentive income		162,188
Income taxes payable		76,087
Total Liabilities		515,795
Stockholder's equity:		
Common stock, 1,000,000 shares authorized $0.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		476,942
Total stockholder's equity		652,942
	$	1,168,737

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Income

For the Year Ended December 31, 2018

Revenues:		
Brokerage commissions	$	914,337
Distribution Fees	$	2,454,215
Interest income		206,493
Miscellaneous income		151,602
Total Income		3,726,647
Expenses:		
Commission expense		2,494,360
Employee compensation and benefits		389,581
Brokerage and clearance fees		161,662
Communications		61,197
Occupancy and equipment costs		134,830
Promotional costs		26,603
Interest		1,240
Regulatory fees and expenses		67,510
Other expenses		97,307
Total operating expenses		3,434,290
Net income before income taxes		292,357
Provision for income taxes		76,087
Net Income	$	216,270

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2017	10,000	$ 1,000	$ 175,000	$ 260,672	$ 436,672
Net income				216,270	216,270
Balance at December 31, 2018	10,000	$ 1,000	$ 175,000	$ 476,942	$ 652,942

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	216,270
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		41,602
Deferred lease incentive amortization		(25,950)
Change in operating assets and liabilities:		
Decrease in receivables from clearing and other broker-dealers		28,622
Decrease in other receivables		6,592
Increase in prepaid expenses and deposits		(4,929)
Increase in accounts payable and accrued expenses		39,995
Increase in deferred rent		3,300
Increase in income taxes payable		61,624
Net cash provided (used) by operating activities		367,126
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(11,299)
Net cash provided (used) by investing activities		(11,299)
Net increase (decrease) in cash and cash equivalents		355,827
Cash and cash equivalents at beginning of year		237,423
Cash and cash equivalents at end of year	$	593,250
Supplemental disclosures		
Cash paid for:		
Income taxes	$	--
Interest	$	1,240

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2018

Note 1 - Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principals of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Distribution Fees – Mutual Funds and Insurance and Annuity Products

The Company earns revenue for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a faxed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not

Note 2 - Summary of Significant Accounting Policies (continued)

recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Receivables

Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Deferred Rent and Lease Incentives

The Company has entered into a non-cancelable lease agreement for its office. The lease contains fixed escalations of the minimum annual lease payment during the original term of the lease. The Company recognizes rental expense on a straight-line basis over the lease term, and records the difference between rent expense and the amount currently payable as deferred rent. Deferred lease incentives include construction allowances received from landlord, which are amortized on a straight-line basis over the lease term as a reduction of rent expense.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on January 1, 2019. The right of use asset and corresponding lease liability for these leases will be recognized on the Company's balance sheet upon adoption. The Company is evaluating the impact that ASU 2016-02 will have on its related disclosures

Note 3 - Deposits with and Receivable from Clearing Broker-Dealers

Deposits with broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end. Receivables from clearing and other broker dealers were $206,884 and $235,506 at December 31, 2018 and 2017, respectively.

Note 4 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2018 is as follows:

Furniture and fixtures	$ 26,813
Equipment	105,415
Leasehold Improvements	254,996
	$309,374
Less: accumulated depreciation and amortization	175,014
	$212,210

Note 5 - Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. The Company expensed costs of $11,532 for the year ended December 31, 2018.

Note 6 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2018.

The Company entered into an amendment to its clearing agreement effective April 1, 2017 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $100,000 in the first year to $50,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 7 - Concentration Risks

The Company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of the Company's securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 8 - Operating Lease

The Company has entered into a non-cancelable lease agreement for its offices. Rent expense for the year was $0. The office space lease expires February 2025. Future minimum lease payments required under the leases are as follows:

2019	118,830
2020	119,580
2021	121,830
2022	122,580
Thereafter	281,805
	$ 764,625

Future lease incentive amortizations are as follows:

2019	25,950
2020	25,950
2021	25,950
2022	25,950
Thereafter	58,388
	$ 162,188

Note 9 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $107,990 from these entities for reimbursement of office rent and wages and $151,529 in revenue. The Company paid $61,198 in commissions to the related entities.

At the end of the year, the Company had fees payable of $0 to related companies and had receivables from related companies of $1,597.

Note 10 - Income Taxes

The provision for income taxes consists of the following:

Current	$76,087
Deferred	0
Total	$76,087

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $545,777 which was $495,777 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.65 to 1.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2018

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 652,942
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivables from other broker-dealers	$ 750	
Other receivables	2,960	
Prepaid expenses and deposits	53,433	
Furniture and equipment, net	50,022	(107,165)
Net capital before haircuts on securities positions		545,777
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 545,777
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 262,145
Deferred Rent Payable		15,375
Income Taxes Payable		76,087
Total aggregate indebtedness		$ 353,607

Schedule I (continued)

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 23,574
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 495,777
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 485,777
Ratio: Aggregate indebtedness to net capital	0.65 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A5 Part II FOCUS Report filing as of the same date.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) T.S. Phillips Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which T.S. Phillips Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:'(2)(ii) (the exemption provisions) and (2) T.S. Phillips Investments, Inc. stated that T.S. Phillips Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. T.S. Phillips Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.S. Phillips Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2019

T.S. PHILLIPS
Investments, Inc.
3401 Northwest 63rd Street, Suite 500 • Oklahoma City, Oklahoma 73116
405.943.9433 • 800.955.9433 • Fax / 405.943.3902
Service To The Investor

EXEMPTION REPORT
DECEMBER 31, 2018

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Thompson S. Phillips, Jr.
President

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board Members
T.S. Phillips Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by T.S. Phillips Investments, Inc. (Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2326********************MIXED AADC 220
65661 FINRA DEC
T S PHILLIPS INVESTMENTS INC
3401 NW 63RD ST STE 500
OKLAHOMA CITY, OK 73116-3795

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAREN COKER 405-943-9433

2. A. General Assessment (item 2e from page 2) $ 1,664

B. Less payment made with SIPC-6 filed (exclude interest) (1,295)

7/17/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 360

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $369

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 369

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T.S. PHILLIPS INVESTMENTS, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,726,647
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,454,215
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	161,662
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,240	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,240
Total deductions	2,617,117
2d. SIPC Net Operating Revenues	$ 1,109,530
2e. General Assessment @ .0015	$ 1,664 (to page 1, line 2.A.)